UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of May, 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on May 3, 2012: Jacada Signs a Material Service and Solution Support Agreement with Major U.S. Health Insurance Provider

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	May 3, 2012

Jacada Signs a Material Service and Solution Support Agreement with Major U.S. Health Insurance Provider

ATLANTA--(BUSINESS WIRE)--May 3, 2012--Jacada, Inc., a leading provider of customer service experience and interaction optimization solutions, today announced that it has been chosen to extend its agreement with a leading US provider of health insurance products and services with Solution Support and Services over the next three years. Revenue from these material agreements will be recognized over current and future quarters and exceeds $1 million.

The client is a member company of one of the country’s largest health insurance organizations, providing coverage to three million members in its region. The company offers a wide variety of coverage choices for individuals, small businesses, and large corporations.

"We have had a successful relationship with this customer since July 2010 and are very pleased with the success it has experienced with Jacada. We are thrilled to expand our engagement," states Giddy Hollander Jacada's CEO.

Under the new agreement, Jacada will continue to provide ongoing professional and solution support services in support of the company's ongoing initiatives to streamline industry processes. Jacada solutions optimize the effectiveness of provider management and provide automation to quote processes, two important functions in the health insurance industry.

About Jacada

Jacada is a leading global provider of customer experience management and interaction optimization solutions. By bridging disconnected systems and processes, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in London; Munich; Stockholm; Atlanta, Georgia; and Herzliya, Israel. Jacada can be reached at www.Jacada.com

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com